FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 22, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROTOCOL AND REASONING FOR THE MERGER

OF AGRIFIRMA BRASIL HOLDING S.A. BY

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

This document is signed by the members of the management of the companies below, hereinafter referred to as “Companies” or “Parties”:

(a)        BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, publicly held company, headquartered at Avenida Brigadeiro Faria Lima, nº 1.309, 5º andar, CEP 01452-002, in the City of Sao Paulo, State of Sao Paulo, Corporate Taxpayer’s ID 07.628.528/0001-59, with its articles of incorporation filed at the Trade Board of the State of São Paulo (“JUCESP”) under the State Registry (NIRE) 35.300.326.237, herein represented pursuant to its bylaws (“BrasilAgro”); and

(b)        AGRIFIRMA BRASIL HOLDING S.A., a privately held company, headquartered at Rua Tabapuã, nº 474, conjunto 74, CEP 04533-001, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID 33.268.198/0001-48, with its articles of incorporation filed at JUCESP under State Registry (NIRE) number 35.300.534.263, herein represented pursuant to its bylaws (“Agrifirma Holding”);

WHEREAS:

(i)           Agrifirma Brasil Holding S.A. is a non-operating holding company that owns the entire voting share capital of Agrifirma Brasil Agropecuária S.A., a company that explores and develops agricultural lands - three agricultural properties (“Agrifirma Agropecuária”);

(ii)          The management of the Companies have concluded that the integration of the activities carried out today by BrasilAgro and Agrifirma Holding and its subsidiaries, including Agrifirma Agropecuária, will bring a greater optimization and synergy to their respective operations;

(iii)         The Companies, among others, signed on November 22, 2019 the Merger Agreement and Other Covenants (“Merger Agreement”), through which it was agreed that subject to certain suspensive conditions therein, BrasilAgro will acquire Agrifirma Holding. Therefore, (i) BrasilAgro will hold 100% (one hundred percent) of the total voting share capital of Agrifirma Agropecuária and (ii) the shareholders of Agrifirma Holding will hold common shares issued by BrasilAgro, all registered, book-entry and with no par value (“Merger”); and

(iv)        The Fiscal Council and Board of Directors of BrasilAgro, at meetings held on November 19, 2019, approved the terms and conditions to implement the Merger.

RESOLVE to sign, in compliance with the law, this Protocol and Reasoning for the Merger (“Protocol”), the purpose of which is, pursuant to Articles 224, 225 and 227 of Law 6404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Instruction 565 of June 15, 2015, as amended (“CVMI 565”), the terms and conditions of the proposed Merger.

1.           Purpose and Reasoning for the Merger

1.1.        Purpose. The purpose of this Protocol is to establish the basis, terms and conditions of the Merger proposal, to be resolved by the shareholders of BrasilAgro and Agrifirma Holding. If the proposal under this Protocol is approved pursuant to Item 3 below:

(i)           BrasilAgro will incorporate all the shares of Agrifirma Holding at book value and will undertake all Agrifirma Holding’s rights and obligations; and

(ii)          Agrifirma Holding will be extinguished and BrasilAgro’s share capital will be increased pursuant to Item 3 below, by issuing common, registered, book-entry shares with no par value of BrasilAgro to be attributed to the shareholders of Agrifirma Holding, replacing their common shares of Agrifirma Holding.

1.2.        Reasoning. The incorporation of Agrifirma Holding by BrasilAgro has as purpose optimizing and increasing BrasilAgro’s business, by taking advantage of synergies with Agrifirma Agropecuária and its subsidiaries. Due to the Merger, operating, financial and commercial benefits are expected by the parties, generating benefits to all shareholders of the parties and their subsidiaries.

2.           Merger; Exchange Ratio

2.1.        Merger. Subject to the terms and conditions set forth in the Merger Agreement, including, but not limited to, the compliance with the Suspensive Conditions (as defined below), BrasilAgro must (i) incorporate Agrifirma Holding, which will be extinguished and (ii) undertake all Agrifirma Holding’s rights and obligations, pursuant to Articles 227 and 232 of the Brazilian Corporation Law.

2.2.        Initial Exchange Ratio. Due to the Merger (and subject to the adjustment of the exchange ratio agreed between the Parties under the Merger Agreement) and the merger of Agrifirma Holding’s net worth to the share capital of BrasilAgro, (i) BrasilAgro’s share capital will be increased by one hundred and fifteen million, five hundred and eighty-six thousand, five hundred and seventy-six reais and seventy-nine cents (R$ 115,586,576.79), from five hundred and eighty four million and two hundred and twenty four thousand reais (R$ 584,224,000.00) to six hundred and ninety-nine million, eight hundred and ten thousand, five hundred and seventy-six Reais and seventy-nine cents (R$ 699,810,576.79), by issuing five million, two hundred and fifteen thousand, three hundred and eighty-five (5,215,385) new common, registered, book-entry shares with no par value of the Company (“New Shares”), which will be subscribed and paid by the shareholders of Agrifirma Holding, and (ii) by issuing a subscription bonus in favor of AB (Holdings) 1 S.À.R.L (“AB Holdings”), a shareholder of Agrifirma Holding, which will entitle AB Holdings (or its allowed successors and assignors) to subscribe up to six hundred and fifty- four thousand, four hundred and eighty-seven (654,487) common, registered, book-entry shares with no par value (“Subscription Bonus” and “Initial Exchange Ratio”).

2.2.1.    The Companies agreed on the Initial Exchange Ratio based on the shareholders’ equity of the Companies on June 30, 2019 (considering especially the properties held by the Companies) - according to an appraisal by Deloitte Touche Tohmatsu Consultores Ltda., adjusted due to the negotiations between the Companies.

2.3.        Adjustment of the Exchange Ratio. Under the terms of the Merger Agreement, after concluding the Merger, the Initial Exchange Ratio will be adjusted to reflect the change in the shareholders’ equity of the Companies until the date of the conclusion of the Merger (“Closing Date” and “Adjustment of the Exchange Ratio”).

2.3.1.    If the Adjustment of the Exchange Ratio is favorable to Agrifirma Holding’s shareholders, BrasilAgro may opt for, at its sole discretion, (i) carrying out a capital increase, within the authorized capital limit, so that additional shares are issued to such shareholders to reflect the Adjustment of the Exchange Ratio; (ii) transferring treasury shares of BrasilAgro to the shareholders of Agrifirma Holding, or (iii) making a payment, in national currency, corresponding to the amount of the Adjustment of the Exchange Ratio.

2.3.2.    If the Adjustment of the Exchange Ratio is favorable to BrasilAgro, there will be a transfer by shareholders of Agrifirma Holding of BrasilAgro’s shares to BrasilAgro itself or Agrifirma Agropecuária, as well as a decrease in the number of shares to be issued due to the exercise of the Subscription Bonus.

2.4.        Subscription Bonus. The Subscription Bonus will initially entitle AB Holdings to subscribe up to six hundred and fifty-four thousand, four hundred and eighty-seven (654,487) common, registered, book-entry shares with no par value issued by BrasilAgro. Under the Merger Agreement, the number of shares to be issued due to the exercise of the Subscription Bonus may be increased or decreased due to indemnifiable events, as well as in case of a violation of the Lock-Up, as defined below, pursuant to the Merger Agreement.

2.5.        Rights of the shares issued under the Merger. BrasilAgro’s shares to be issued under the Merger, including, but not limited to, the New Shares and any shares to be issued due to the Adjustment of the Exchange Ratio or Subscription Bonus, shall have the same rights as BrasilAgro’s shares then existing, and will fully participate in all benefits, including dividends and capital remuneration that may be declared by BrasilAgro after the respective issue or transfer dates.

2.6.        Pro Forma Financial Information. The management of the Companies also prepared pro forma financial information of the remaining companies, as if they already existed with the effects of the Merger, based on the Base Date, prepared in accordance with Brazilian Corporations Law, and with the rules of the Brazilian Securities and Exchange Commission and subject to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

3.           Suspensive Conditions

3.1.        Suspensive Conditions. The conclusion of the Merger will be subject to the fulfillment of certain suspensive conditions common in such types of transactions, including, but not limited to, approval of the Merger (i) by the Administrative Council for Economic Defense - CADE, and (ii) by the shareholders of the Companies in extraordinary shareholders’ meetings, to be duly convened for this purpose, pursuant to Item 6.1 (together, “Suspensive Conditions”).

4.           Breakdown of the Share Capital of the Companies

4.1.        Current Share Capital of Agrifirma Holding. As per the Extraordinary General Shareholders’ Meeting of the Company, held on November 18, 2019, the shareholders representing the totality of the issued voting capital of the Company, approved the reduction of the Agrifirma Holding’s share capital from one hundred eighty eight million, eight hundred and ninety one and eight hundred and forty nine reais (R$ 188,891,849.00) to one hundred and twenty-seven million, four hundred forty-four thousand, four hundred forty-three reais (R$ 127,444,443.00), without the cancelation of the amount of shares of Agrifirma Holding. As soon as such reduction becomes effective, under the Brazilian Corporations Law, the share capital of Agrifirma Holding fully subscribed and paid-in shall be one hundred and twenty-seven million, four hundred forty-four thousand, four hundred forty-three reais (R$ 127,444,443.00) divided into three hundred and forty-five million, two hundred and fifty-eight thousand and nine hundred and forty-eight (345,258,948) common, registered, book-entry shares with no par value issued by BrasilAgro.

4.2.        Current Share Capital of BrasilAgro. The current, fully subscribed and paid-in share capital of BrasilAgro is of five hundred and eighty-four million and two hundred and twenty-four thousand reais (R$ 584,224,000.00), divided into fifty-six million, eight hundred and eighty-eight thousand, nine hundred and sixteen (56,888,916) common, registered, book-entry shares with no par value.

4.3.        Share Capital of BrasilAgro after the Merger. Subject to the Adjustment of the Exchange Ratio, if the Merger is approved, BrasilAgro's share capital stock (i) will be increased by one hundred and fifteen million, five hundred and eighty-six thousand, five hundred and seventy-six reais and seventy-nine cents (R$ 115,586,576.79), by issuing New Shares, which will be subscribed by the shareholders of Agrifirma Holding and paid-in with the acquisition of the equity of Agrifirma Holding by BrasilAgro and (ii) will be increased to six hundred and ninety nine million, eight hundred and ten thousand, five hundred and seventy six reais and seventy nine cents (R$ 699,810,576.79), divided into sixty-two million, one hundred and four thousand, three hundred (62,104,301) common shares, all registered, book-entry and with no par value.

4.4.        Interest in Agrifirma Agropecuária. After the Merger is concluded, BrasilAgro will hold all shares of Agrifirma Agropecuária.

4.5.        Amendment of BrasilAgro’s Bylaws. If the Merger is approved, the wording of the head paragraph of Article 5 of BrasilAgro's Bylaws will be amended to reflect the capital increase due to the Merger, which will be effective with the following new wording: “Article 5 - The Company’s fully subscribed and paid-in share capital is six hundred and ninety nine million, eight hundred and ten thousand, five hundred and seventy six reais and seventy nine cents (R$ 699,810,576.79), divided into sixty-two million, one hundred and four thousand, three hundred (62,104,301) common shares, all registered, book-entry and with no par value”.

5.           Appraisal of the Shareholders’ Equity of Agrifirma Holding

5.1.        Appraiser. The management of the Companies hired Apsis Consultoria e Avaliações Ltda., company headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, nº 62, 6º andar, Centro, Corporate Taxpayer’s ID 08.681.365/0001-30 and registered at the Regional Accounting Council of the State of Rio de Janeiro under number 005112/O-9 (“Appraiser”) to evaluate Agrifirma Holding’s net worth to be transferred to the Company due to the Merger, as per the appraisal report in Exhibit I of this Protocol (“Appraisal Report”), prepared based on the balance sheet of Agrifirma Holding on June 30, 2019 (“Base Date”). According to the information in the Appraisal Report, the total net worth of Agrifirma Holding on the Base Date, to be incorporated into BrasilAgro, is of one hundred and fifteen million, five hundred and eighty-six thousand, five hundred and seventy-six reais and seventy-nine cents (R$ 115,586,576.79).

5.2.        Ratification of the Appraiser by the Shareholders’ Meetings. The appointment and hiring of the Appraiser, as well as the content of the Appraisal Report, must be ratified and approved by the extraordinary shareholders’ meetings of the Companies.

5.3.        Absence of Conflicts. The Appraiser has stated that it has no interest, direct or indirect, in BrasilAgro, Agrifirma Holding or the Merger, and there is no other relevant circumstance that may characterize a conflict of interest. The Appraiser further stated that the shareholders and management of Agrifirma Holding and BrasilAgro have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or methodologies and the quality of the conclusions in the Appraisal Report.

5.4.        Accounting of Equity Changes. The equity changes of Agrifirma Holding after the Base Date will be duly recorded in the respective books, and the respective balances will be reflected in BrasilAgro's balance sheet after the conclusion of the Merger.

5.5.        Non-Applicability of Article 264. Given that (i) BrasilAgro does not hold an equity interest in Agrifirma Holding, and (ii) that Agrifirma Holding, in turn, does not hold an equity interest in BrasilAgro, the provisions of Article 264 of the Brazilian Corporations Law is not applicable.

6.           Shareholders’ Meetings; Rights to Withdraw

6.1.        Shareholders’ Meetings. As set forth in Item 3, among the Suspensive Conditions of the Merger, the extraordinary shareholders’ meetings of the Companies must approve the following matters:

(i)           The Extraordinary Shareholders’ Meeting of Agrifirma Holding must resolve, among other matters, on (a) the evaluation, discussion and assessment of the Protocol; (b) the ratification of the hiring of the Appraiser to prepare the Appraisal Report; (c) the assessment and evaluation of the Appraisal Report; (d) the approval of the Merger, pursuant to the Protocol; and (e) the authorization for the management of Agrifirma Holding to carry out all measures necessary to implement the Merger, including the subscription of shares under BrasilAgro’s capital increase; and

(ii)          The Extraordinary Shareholders’ Meeting of BrasilAgro must resolve, among other matters, on (a) the evaluation, discussion and assessment of the Protocol; (b) the ratification of the hiring of the Appraiser; (c) the assessment and evaluation of the Appraisal Report; (d) the approval of the Merger, pursuant to the Protocol; (e) the approval of the increase in BrasilAgro’s share capital due to the Merger; (f) the approval to issue Subscription Bonus; (g) the approval of the amendment of Article 5 of BrasilAgro’s Bylaws, due to the capital increase; and (h) the authorization for the BrasilAgro’s Management to carry all acts necessary for the implementation of the Merger.

6.2.        Rights to Withdraw.

6.2.1.    There will be no right to withdraw for dissenting or abstaining shareholders of BrasilAgro at the Extraordinary Shareholders’ Meeting of BrasilAgro referred to in Item 6.1 (above), to resolve on the Merger, since the right to withdraw does not apply to the shareholders of the merging company, pursuant to Brazilian Corporation Law.

6.2.2.    Regarding the shareholders of Agrifirma Holding, it also should be highlighted that BrasilAgro has the right, at its sole discretion, to terminate the Merger Agreement if the matters to be submitted to the Extraordinary Shareholders’ Meeting of Agrifirma Holding, referred to in Item 6.1 (ii), are not approved. In this case, the shareholders’ meeting of BrasilAgro referred to in Item 6.1 (ii) above will not be held and must be canceled by the management if already convened. Notwithstanding the foregoing, the shareholders of Agrifirma Holding have already irrevocably and irreversibly waived any right to withdraw to which they would be entitled due to the Merger.

7.           General Provisions

7.1.        Succession. After the Merger is approved by the shareholders of BrasilAgro and Agrifirma Holding:

(i)           BrasilAgro will undertake all Agrifirma Holding’s assets, rights, and obligations, with no continuity solution, pursuant to the head paragraph of Article 227; and

(ii)          BrasilAgro's management will be responsible for filing and publishing all acts related to the Merger.

7.2.        Access to Merger Documents. This Protocol, the Appraisal Report and the other documents mentioned herein will be made available to shareholders in due time at BrasilAgro’s headquarters and on the websites of BrasilAgro (www.brasil-agro.com), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of CVM (www.cvm.gov.br).

7.3.        Applicable Law. This Protocol will be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

7.4.        Arbitration.

7.4.1.    Negotiations in Good Faith. The Parties shall use commercially best efforts to settle any Dispute or Claim arising out or relating to this Agreement. If a Dispute arises, one Party may notify the other of its intention to reach a solution, and the Parties shall negotiate in good faith for a period of thirty (30) days in an attempt to resolve such Dispute.

7.4.2.    Conflict Resolution Procedure. In the event that the Parties are unable to resolve a Dispute in accordance with item 7.4.1 above, then any Party may notify the other relevant Parties of the intention to resolve such unresolved Disputes by arbitration as provided in item 7.4.3 below.

7.4.3.    Arbitration Clause. Except for disputes referring to obligations subject to immediate judicial enforcement, all other disputes in connection with this Agreement and/or its Schedules, including any issues related to the existence, validity, effectiveness or performance hereof, shall be mandatorily, exclusively, and definitively submitted to arbitration to be conducted by the Arbitration Chamber, upon delivery of written notice by any Party to the other Parties and to the Arbitration Chamber, requesting initiation of arbitration (“Arbitration Notice”). The arbitration proceeding shall be initiated and processed in accordance with the Arbitration Rules.

7.4.4.    Arbitration Tribunal. The arbitration tribunal (“Arbitration Tribunal”) shall be composed of three (3) arbitrators, one (1) of whom shall be designated by the Party that requested to initiate the arbitration, another by the Party against whom the arbitration is initiated, and the third - who shall be the chairman of the arbitration panel - by the two (2) arbitrators chosen by the Parties. Should the chairman of the Arbitration Tribunal not be appointed by the co-arbitrators within at most fifteen (15) business days as of appointment of the second arbitrator, it shall be incumbent upon the Chairman of the Arbitration Chamber to appoint the chairman of the Arbitration Tribunal. In the event of joinder of parties (litisconsórcio), the co-plaintiffs or co-defendants, as the case may be, shall mutually agree on an arbitrator to participate in the Arbitration Tribunal, it being understood that, should such parties fail to reach an agreement on this regard, the arbitrator shall be chosen by the Chairman of the Arbitration Chamber, pursuant to the Arbitration Rules. Should there be many parties with different interests, so that a joinder of parties is unfeasible, the three (3) arbitrators shall be chosen and nominated by the Chairman of the Arbitration Chamber, pursuant to the Arbitration Rules.

7.4.5.    Impediments. In addition to the impediments set forth in the Arbitration Rules, no arbitrator designated in accordance with this arbitration commitment may be an employee, representative or former employee of any of the Parties or of any Person associated directly or indirectly therewith, or owner of any of the Parties or a Person associated directly or indirectly therewith.

7.4.6.    Place of arbitration. The arbitration shall be conducted in the city of São Paulo, State of São Paulo.

7.4.7.    Language and Applicable Law. The official language for all arbitration acts hereunder shall be English (provided that any party may present documents or witnesses in Portuguese with simultaneous English translation, at its sole costs and expenses) and the laws of the Federative Republic of Brazil shall apply. The Arbitration Tribunal shall not resort to the rules of equity to resolve the disputes submitted to it.

7.4.8.    Arbitration Rules. The Parties declare they are fully aware of the Arbitration Rules and that they have agreed with all provisions thereof. The Arbitration Rules in effect as of this date, and the provisions of the Arbitration Law, are an integral part hereof to the extent applicable.

7.4.9.    Ruling in Absentia. The arbitration proceedings shall continue notwithstanding the absence of any of the Parties, as provided in the Arbitration Rules.

7.4.10. Binding Effect. The arbitration award shall be definitive, non-appealable and binding on the Parties, their successors and assigns, which undertake to comply voluntarily with its terms and expressly waive any form of appeal, except (i) for a request for correction of a material error or for clarification of obscurity, doubt, contradiction, or omission in the arbitration award, as provided in article 30 of the Arbitration Law, (ii) as provided in item 7.4.12, and (iii) for a bona-fide action of annulment as established in article 33 of the Arbitration Law. If necessary, the arbitration award may be enforced in any court having jurisdiction or venue over the Parties and their assets.

7.4.11. Costs. The costs, expenses and fees incurred as a result of the arbitration shall be equally divided between the relevant Parties until a final decision on the dispute is rendered by the Arbitration Tribunal. After issuance of the final award, the losing party shall compensate for all costs, expenses and attorneys' and arbitrators' fees incurred by the other party, adjusted for inflation based on the positive variation of IGP-M, calculated on a pro rata diem basis for the period between the date on which such costs, expenses and fees were incurred and the date on which compensation is actually paid and, furthermore, plus interest of two percent (2%) per month, calculated on a pro rata diem basis from the date of disclosure of the arbitration award and the date on which compensation is actually paid. Should a party prevail in part, both parties shall bear the costs, expenses and fees incurred proportionally to their defeat, as decided in the arbitration award.

7.4.12. Special Jurisdiction of the Courts. The Parties are fully aware of all terms and effects of this arbitration commitment and irrevocably agree that arbitration is the sole form of dispute resolution arising out and/or in connection with this Agreement. Without prejudice to validity of this arbitration commitment, the Parties elect the judicial district of São Paulo, State of São Paulo, Brazil, with the exclusion of any other, if and when necessary, for the sole purpose of: (i) enforcing the arbitration award or of net, certain and payable obligations; (ii) obtaining coercive measures or provisional measures to guarantee the arbitration proceedings to be initiated or already in progress between the Parties and/or to ensure effectiveness of the arbitration proceedings; or (iii) obtaining court orders and specific performance orders.

7.4.13. In the events mentioned in items (ii) and (iii) of item 7.4.12, the requesting Party shall request commencement of the arbitration proceedings within the statutory term or, should arbitration proceedings have already been initiated, it shall immediately inform the Arbitration Tribunal about the measure implemented by the courts. In any of these events, the Arbitration Tribunal already created or to be created shall be granted full and exclusive jurisdiction to decide on the matters and issues brought to the Judiciary, and the Arbitration tribunal shall review, grant, maintain or revoke the court order requested.

7.4.14. The request for any measure contemplated in item 7.4.12 shall not represent a waiver of the arbitration clause or of the limits of the jurisdiction of the Arbitration Tribunal.

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São Paulo, November 22, 2019.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

______________________________	______________________________
Name: Position:	Name: Position:

Members of the Management of AGRIFIRMA BRASIL HOLDING S.A.:

______________________________	______________________________
Name: Position:	Name: Position:

Witnesses:

1. ______________________________	2. ______________________________
Name: ID: Individual Taxpayer’s ID (CPF/MF)	Name: ID: Individual Taxpayer’s ID (CPF/MF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer